March 8, 2021

Patrick F. Scott

Senior Counsel

US Securities and Exchange Commission

Division of Investment Management

Disclosure Review & Accounting Office

100 F Street, NE

Washington, DC 20549

Re:	The Guardian Separate Account R
Response to Comments to Post-Effective Amendment No. 10 to the Registration Statement on
Form N-4 – File Nos. 333-179997 and 811-21438

Dear Mr. Scott:

This letter contains our responses to the Staff comments regarding the above-referenced filing received via telephone on February 3, 2021. For the responses that follow, page references reflect the page number in The Guardian Investor II sm Variable Annuity prospectus filed with the SEC on December 22, 2020.

1.	Comment: Confirm that BXT delaying amendments will be filed.

RESPONSE: BXT was filed on February 18, 2021

2.	Comment: Cover Page, Paragraph 4 – Delete “Free-Look” provision.

RESPONSE: The following paragraph has been deleted: “If you are a new investor in the contract, you may cancel your contract within 10 days of receiving it without paying fees or penalties. In some states, this cancellation period may be longer. Upon cancellation, you will receive either a full refund of the amount you paid with your application or your total Accumulation value. You should review this prospectus, or consult with your investment professional, for additional information about the specific cancellation terms that apply.”

3.	Comment: Cover Page, Paragraph 5, 1st Column – Delete reference to www.sec.gov and include company’s web-landing page.

RESPONSE: The reference to www.sec.gov will be deleted and the company’s landing page will be added.

4.	Comment: Table of Contents – Include Table of Contents.

RESPONSE: Table of Contents will be included and will meet requirements pursuant to rule 481(c).

5.	Comment: Page 1, 3rd Row, 2nd column and footnote 3 of “Fees and Expenses” Table – Bold following language: “which could add surrender charges that substantially increase costs.”

RESPONSE: Language will be bolded.

6.	Comment: Page 2 – Please provide the numbers for Lowest Annual Cost and Highest Annual Cost.

RESPONSE: Based on 2020 numbers, the Lowest Annual Cost would be $12,263 and the Highest Annual Cost would be $ $44,234.

7.	Comment: Page 2, 1st column of “Restrictions” section– Pursuant to Item 2.1(a) revise “Investment Options” to “Investments.”

RESPONSE: Revision will be made.

8.	Comment: Confirm that the sections of the prospectus under column “Location in Prospectus” will be hyperlinked.

RESPONSE: Prospectus locations will be hyperlinked.

9.	Comment: Page 3, 1st Row, 2nd Column, 3rd bullet of “Restrictions” section–Delete first sentence: “We may stop offering an optional benefit at any time for new sales.”

RESPONSE: This sentence will be deleted.

10.	Comment: Page 3, 1st Paragraph of “Overview of the Contract” section–Consider adding statement that contracts are no longer available for new purchases.

RESPONSE: The following sentence will be added to the end of the 1st Paragraph of “Overview of the Contract” section on Page 3: “The contract is no longer available for new sales.”

11.	Comment: Page 4, 1st Paragraph–Appropriately identify Appendix A and confirm that Appendix A includes net expenses.

RESPONSE: Appendix A is now identified as “Appendix A: Funds Available Under the Contract” and expenses included in Appendix A are net expenses.

12.	Comment: Page 4, 2nd Paragraph–Add necessary disclosure pursuant to Item 3.b(2) of Form N-4.

RESPONSE: The following sentence will be added to the end of the paragraph: “Once your contract is annuitized, your withdrawal rights, death benefits and living benefits under the Accumulation Period will terminate.”

13.

Comment: Page 5, “Cost and Expenses”– The following disclosure in call-out boxes is not required: “The tables will assist you in understanding the various costs and expenses of the Separate Account and its underlying Funds that you will bear directly or indirectly. See Financial information – Contract costs and expenses. Fund prospectuses provide a more complete description of the various costs and expenses of the underlying Variable Investment Options. Annuity taxes may apply.”

RESPONSE: This disclosure will be deleted in addition to other call-out box disclosure throughout the prospectus.

14.	Comment: Page 6, 1st Paragraph should be moved to appear with the “Transaction Expense” table.

RESPONSE: This paragraph will be moved to appear directly after the “Transaction Expense” table.

15.	Comment: Page 6, 2nd Paragraph, 1st sentence – Italicize “each year”.

RESPONSE: “Each year” will appear in italics.

16.

Comment: Page 6, “Administrative Expenses”–Convert the $35 fee to a percentage and include it as part of the Base Contract Charges listed in the Ongoing Fees and Expenses section of the Key Information Table pursuant to Item 2. Instruction 2(c).

RESPONSE: We calculated this percentage by dividing the total amount of the $35 fee collected for B Series and L Series in 2020 by the total in-force contract value for all B Series and L Series contracts as of December 31, 2020. The percentages for the B Series (0.005%) and the L Series (0.0006%) are de minimis and are not being added to the Base Contract Charges in the Key Information Table.

17.	Comment: Page 6, “Base Contract Expenses” section–Provide side by side column format for comparison of B&L Series.

RESPONSE: Side by side column format for comparison of B&L Series will be added.

18.

Comment: Page 6 and Page 7“Optional Death Benefit Expenses-B Series and L Series”–Add B & L Series list of what optional benefits may not be held at the same time. In a brief statement, list the restrictions.

RESPONSE: “B & L Series” will be added to reflect that benefits are available with both series.

19.	Comment: Page 7, 1st Footnote of “Optional Death Benefit Expenses-GLWB Death Benefit Rider Expenses” –Add “Adjusted Guaranteed Withdrawal Balance” to the glossary.

RESPONSE: “Adjusted Guaranteed Withdrawal Balance” will be added to glossary.

20.

Comment: Page 7, Footnote of “Annual Portfolio Company Expenses”–Delete footnote under the table: “These expenses are for the fiscal year ended December 31, 2020 for all Funds. It is important for Owners to understand that a decline in the Funds’ average net assets during the current fiscal year as a result of market volatility or other factors could cause the Funds’ expense ratios for the Funds’ current fiscal year to be higher than the expense information presented. The fee and expense information regarding the Funds was provided by those Funds and has not been independently verified by GIAC.”

RESPONSE: Footnote will be deleted.

21.

Comment: Page 8–Delete the following language from last sentence of first paragraph: “which include a daily administrative charge at an annual rate of 0.25% and a daily mortality and expense risk charge at an annual rate of 1.15% for the B Series and 1.50% for the L Series of the net asset value in the Separate Account.”

RESPONSE: This language will be deleted.

22.	Comment: Confirm that all principal risks have been included in the prospectus.

RESPONSE: All principal risks have been included in the prospectus.

23.	Comment: Page 12 –Delete last paragraph in The Purchase Process section.

RESPONSE: This paragraph will be deleted.

24.	Comment: Page 16–Disclose in the Key Information Table the restrictions on the number of variable investment options that contract owner may be invested in.

RESPONSE:  The restrictions on the number of variable investment options that contract owner may be invested in will be added to the Key Information Table.

25.	Comment: Page 20– Revise the “Transfers” section in the Key Information Table to include limitations and/or restrictions, such as charges.

RESPONSE: All transfers and/or limitations will be included in the Key Information Table.

26.

Comment: Page 21–Add to the Key Information Table: “If we determine that you are engaging in frequent transfer activity among investment options, we may, without prior notice, limit, modify, restrict, suspend or eliminate your right to make transfers or allocation changes.”

RESPONSE:  The following language will be added to the Investments section of the Restrictions section of the Key Information Table: “We may limit transfers based on frequent trading activity.”

27.

Comment: Page 42–Narrative disclosures of benefits should follow the table. In the current prospectus, these disclosures are interspersed throughout the prospectus. Consider moving the benefits table towards the front of the prospectus and adding cross references to the text in the body of the disclosure where the benefits are discussed to help investors.

RESPONSE: General Instruction 3(a) only requires that Items 2,3 and 4 need to be in a specific order in the prospectus. Currently, the benefits table appears before the enhanced benefits section of the prospectus and we believe that is an appropriate placement. However, we will move the Managing Your Annuity section of the prospectus to appear after the table so that all the narrative disclosure about benefits appears after the table.

28.

Comment: Page 69 – “During the entire time this rider is in effect, you must invest all of your premium payments and the contract Accumulation Value in one of the following allocation models listed in Appendix A. Information regarding each Variable Investment Option available in the allocation models, including its name, its type (e.g., money market fund, bond fund, balanced fund, etc.) or a brief statement concerning its investment objective, its investment adviser and any sub-adviser, current expenses and performance is available in Appendix A to the Prospectus. Each Fund has issued a prospectus that contains more detailed information about the Fund” This restriction needs to be in the Key Information Table.

RESPONSE: The following language currently appears in the Restrictions section of the Key Information Table regarding the Optional Benefits: “Certain optional benefits limit or restrict the investment options that you may select under the contract. We may change these restrictions in the future.”

29.	Comment: Page 87 –Delete “Your Right to Cancel Contract” section.

RESPONSE: This section will be deleted.

30.	Comment: Page 87– Delete Free-look period call out box.

RESPONSE: This call-out box will be deleted.

31.	Comment: Page 90 –Move “Special Terms Used in This Prospectus” section to the beginning of the prospectus.

RESPONSE: “Special Terms Used in This Prospectus” section will be moved to the beginning of the prospectus.

32.	Comment: Page 92-- Financial Statements section– Include language if the financial statements are to be incorporated by reference.

RESPONSE: The second sentence of the Financial Statements Section will be revised to read as follows: Our audited statutory financial statements and the Separate Account’s audited U.S. GAAP financial statements are incorporated by reference.

33.	Comment: Page 92 –BUSINESS CONTINUITY RISK should be included in the Principal Risks section.

RESPONSE: BUSINESS CONTINUITY RISK section will be moved to the Principal Risks section.

34.	Comment: Page 93– Identify Appendix as Appendix A.

RESPONSE: Appendix A will be identified as such.

35.	Comment: Page 93 –Add language to second paragraph of Appendix A regarding restrictions to certain funds in the models under the GLWB rider.

RESPONSE: Second chart in Appendix A will be created as Appendix B and will include the restriction language regarding funds available in the models above the chart for Appendix B.

36.	Comment: Page 95 – Identify second chart as Appendix B.

RESPONSE: Appendix B will be identified as such.

37.	Comment: Page 95 –Confirm that model fund percentages add up to 100%.

RESPONSE: All model fund percentages add up to 100%.

38.	Comment: Page 1of SAI –List any items that are incorporated by reference in the SAI.

RESPONSE: The following language will be added to Page 1 of the SAI: “The financial statements for The Guardian Separate Account R and The Guardian Insurance & Annuity Company, Inc. are incorporated by reference in this Statement of Additional Information.”

39.	Comment: Page 1 of SAI – Add date after “Prospectus” in first sentence of first paragraph.

RESPONSE: May 1, 2021 date for prospectus will be added.

40.	Comment: Page 1 of SAI – Confirm that all the required Items of Part B are included supplementally.

RESPONSE: Confirmed.

41.	Comment: Page 1 of SAI – Insert the SEC Identifier in 8 point type.

RESPONSE: SEC Identifier will be inserted in 8 point type.

42.	Comment: Page 2 of SAI – Confirm that there are no “Non-Principal Risks of Investing in the Contract.” If there are no non-principal risks, then delete heading.

RESPONSE: No non-principal risks have been identified and this heading will be deleted.

43.	Comment: Page 2 of SAI, 2nd paragraph –Need to update language and rewrite the “Services to the Separate Account” paragraph.

RESPONSE: 2nd paragraph will be revised and updated.

44.	Comment: –Page 3 of SAI – “Tax Status Of The Contracts” section should be moved back to the statutory prospectus.

RESPONSE: This section will be moved back to the statutory prospectus.

45.

Comment: –Page 6 of SAI – In the “Financial Statements” section update language so it should not be forward incorporated. Needs to state where it is incorporated by reference and hyperlinking is needed. Update information.

RESPONSE: Information and language will be updated.

46.	Comment: Update dates: Under Financial Statements section of the SAI the reference to Statutory Basis Balance Sheets as of December 31, 2019 and 2018 should be updated.

RESPONSE: This will be updated.

47.	Comment: Update Part C Item 28 to conform with the format as prescribed by Form N-4.

RESPONSE: Part C Item 28 will be updated to conform with the format as prescribed by Form N-4.

48.	Comment: Update Part C Item 31 to conform with the format as prescribed by Form N-4.

RESPONSE: Part C Item 31 will be updated to conform with the format as prescribed by Form N-4.

49.	Comment: Part C Item 32 “Location of Accounts and Records” Not required if in the N-CEN filing.

RESPONSE: Confirming that this information is provided in the most recently filed report on Form N-CEN. The Registrant has opted to include this information on Part C of Form N-4 as well.

50.	Comment: Part C Item 33. Revise item number to reflect item number 34.

RESPONSE: This item will be revised.

51.	Comment: Part C, page 19, “Signatures”– Required to have separate signatures for the separate account and the depositor.

RESPONSE: There will be separate signatures for the separate account and the depositor.

52.

Comment: Part C, page 19, “Signatures” – Confirm that the required language for the Powers of Attorney for the directors and principal officers of the company is contained in the Powers of Attorney that are incorporated by reference.

RESPONSE: All Powers of Attorney used for signature comply with the Form N-4 requirements and list the product name and 1933 Act number of the registration statement for the Post-Effective Amendments being filed.

Please contact the undersigned at (212) 598-8714 with any comments or questions concerning our responses to staff comments. Thank you for your attention to this matter.

Very truly yours,

/s/ Patrick Ivkovich

Patrick Ivkovich

Senior Counsel

The Guardian Life Insurance Company of America

New York City, NY 10001

Phone: 212-598-8714

E-mail: patrick_ivkovich@glic.com